UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.
 (Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

CONTENTS
Supplemental Information Concerning Certain Proposals at Upcoming 2016 Annual General Meeting of Shareholders
On November 22, 2016, Taro Pharmaceutical Industries Ltd. (“Taro,” the “Company,” “our,” or “we”) furnished to the Securities and Exchange Commission (the “SEC”), as Exhibits 99.1 and 99.2 to its Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”), the notice and proxy statement, and proxy card, respectively (collectively, the “Proxy Materials”) for its upcoming 2016 annual general meeting of shareholders, which is scheduled to take place on Thursday, December 29, 2016, at 10:00 a.m., Israel time (the “Meeting”).
As previously reported by Taro, at the Meeting, Taro will present a total of nine proposals to its shareholders for approval.  Copies of the Proxy Materials were sent to shareholders of Taro on or about December 1, 2016, and have also been made available to Taro’s shareholders at the “Investor Relations” portion of the Taro website, http://www.taro.com.
Taro seeks to clarify and provide certain supplemental information concerning the proposals and the vote with respect thereto that will take place at the Meeting, as described in this Form 6-K.  The Proxy Materials are supplemented by, and should be read as part of, and in conjunction with, the information set forth in this Form 6-K.  Capitalized terms used in this Form 6-K that are not otherwise defined herein have the respective meanings ascribed to those terms in the Proxy Materials.  These supplemental disclosures to the Proxy Materials should be read in conjunction with the Proxy Materials, which should be read in their entirety.  Except as specifically provided in this Form 6-K, the information provided in the Proxy Materials remains accurate.  To the extent that information in this Form 6-K differs from or supplements information contained in the Proxy Materials, the information in this Form 6-K prevails.
Taro believes that no further disclosure is required to supplement the Proxy Materials under applicable laws and provides the supplemental disclosures set forth below solely as additional information for its shareholders.  Nothing in this Form 6-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the supplemental disclosures set forth herein.
If you have any questions about any of the matters to be voted on at the Meeting, the Proxy Materials or this Form 6-K, would like additional copies of the Proxy Materials or need to obtain proxy cards or other information related to the proxy solicitation, you may contact our proxy solicitor, MacKenzie Partners, within the U.S. and Canada at 1-800-322-2885 (toll-free) or 1-212-929-5500 (call collect), or via email at proxy@mackenziepartners.com. You will not be charged for any of these documents that you request.
Instructions for voting your shares at the Meeting on December 29, 2016, were included with the Proxy Materials.  If you have previously voted your shares and do not wish to change your vote, you do not need to take any further action.  If you have previously voted your shares and wish to change your vote, please see the instructions in the Proxy Materials or please contact MacKenzie Partners as described above.  Voting again will supersede your previous vote, regardless of how you previously voted.
Required Vote for Approval of Proposal 6
As described in the Proxy Materials, Proposal 6 for the Meeting is as follows:
“To elect to the Board of Directors Mr. Uday Baldota, to serve as a non-External Director for a one year term, until the close of the next annual general meeting of shareholders, and to approve payment to him in his role as Chief Executive Officer of the Company, effective on or about April 1, 2017, an annual salary in an amount of USD 800,000, and an annual bonus in an amount of up to 50% of his annual salary.  Mr. Baldota will not receive any additional compensation for his role as a non-External Director; however, he will be entitled to reimbursement of any expenses for attending meetings of the Board of Directors and any committee thereof.”

The Proxy Materials state that the required majority for approval of the election of Mr. Baldota (Taro’s prospective Chief Executive Officer) as a director and his compensation pursuant to the resolution under Proposal 6, is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions), provided that either of the following two conditions (the “Special Majority Requirements”) are met:
●
the majority includes the majority of the total votes of non-controlling or shareholders who do not have a conflict of interest (referred to as personal interest in the Companies Law) in the approval of the resolution and who are present at the Meeting in person or by proxy (abstentions will not be taken into account); or

●	the total number of votes against the resolution by non-controlling shareholders who do not have a conflict of interest in the approval of the resolution does not exceed two percent (2%) of the aggregate voting rights in the Company.

Taro hereby clarifies that under the Companies Law, the Special Majority Requirements only apply to the approval of the payment to Mr. Baldota of his compensation as the Company’s Chief Executive Officer (the second part of Proposal 6), and do not apply to the election of Mr. Baldota as a director of the Company, for which a vote by the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) (a “Simple Majority”) suffices.  Accordingly, in tallying the votes for Proposal 6, Taro will consider the election of Mr. Baldota as approved on the basis of a Simple Majority alone, even if the Special Majority Requirements are not achieved.  On the other hand, Mr. Baldota’s compensation as Taro’s Chief Executive Officer will not be approved unless the Special Majority Requirements are met.
Supplemental Information Concerning Renewed Compensation Policy Under Proposal 1
As described in the Proxy Materials, Proposal 1 for the Meeting is as follows:
“To approve a renewed version of the Company’s Compensation Policy, in accordance with the requirements of the Israeli Companies Law 5759-1999.”
Taro desires to provide supplemental information to explain how it intends to implement the renewed Taro Office Holders Compensation Policy that it is proposing for approval by its shareholders pursuant to Proposal 1.  Taro also describes herein how it has historically, and how it currently, practically applies its existing Taro Office Holders Compensation Policy.  The renewed policy itself was appended as Annex A to the proxy statement for the Meeting.
The descriptions set forth below are brief summaries only, and are intended to provide Taro’s shareholders with further clarity and understanding as to why the Company’s Compensation Committee and Board of Directors have unanimously recommended that shareholders vote in favor of the adoption of the renewed policy.  The supplemental information contained herein should be read together with the text of the renewed Taro Office Holders Compensation Policy.
Compensation Determination
Taro believes that its executive compensation practices are consistent with market practices for Israeli companies whose shares are traded publicly in the United States.  In determining market competitiveness and appropriateness of the compensation for our Chief Executive Officer and other office holders, we utilize data and trends that appear in periodic surveys published by internationally-renowned, including life science industry, compensation consultants.  Besides periodic market assessments, Taro’s Compensation Committee reviews and approves all office holder compensation, including any potential bonus payments or merit increases, on an annual basis.  In addition, any proposed change to an officer holder’s compensation, or terms of employment, if applicable, must be reviewed and approved by the Compensation Committee prior to that change becoming effective.  Our Compensation Committee also reviews and approves the compensation, and terms of employment, if applicable, of all new office holders.
Variable Pay Determination
Under the proposed Taro Office Holders Compensation Policy, as in the past, the maximum total variable pay components for any office holder in a given year have an overall cap at 200% of that office holder’s total base salary for that year.  Variable compensation is divided into components, some of which are linked to achievement of financial performance on a Company-wide basis and some of which are based on individual performance.

While not formally capped in the Taro Office Holders Compensation Policy, each category of variable pay that is potentially payable, whether attributable to Company-wide performance criteria or to individual performance criteria, accounts for a separate, distinct percentage of annual variable pay. Failure to qualify for payment in one such category (whether based on Company-wide criteria or individual criteria) reduces the potential maximum overall variable pay for that year, and cannot be recovered via overachievement in another such category.
Equity-Based, Long-Term Variable Pay
We do not currently have in place a program for equity-based, long-term variable compensation for our office holders.
Sign-on Bonuses
The Taro Office Holders Compensation Policy allows for the payment of sign-on bonuses to new office holders, and does not formally provide for a cap for such bonuses.  Nevertheless, based on our past and current practice, any such bonus paid to a new office holder has constituted an insignificant portion of the overall compensation for that individual.  Any sign-on bonuses paid to new office holders would also be reviewed and approved by our Compensation Committee.
Severance
The Taro Office Holders Compensation Policy provides a cap on severance and other termination-related payments, which limits such payments to 18 months’ of the office holder’s base salary, subject to applicable statutory laws.
Supplemental Compensation Information for Proposal 3
As described in the Proxy Materials, Proposal 3 for the Meeting is as follows:
“Approval of the following remuneration for Mr. Dilip Shanghvi, Chairman of the Board of Directors of the Company, effective as of, and subject to, his re-election pursuant to Proposal 2: an annual fee in an amount of USD 869,648, an annual bonus in an amount of up to 100% of his annual fee, and a per meeting fee equal to the consideration paid by the Company to its External Directors (as defined in the Companies Law) per meeting of the Board of Directors and any committee thereof, exclusive of reimbursement of any expenses for attending such meetings.”
Taro hereby supplements the description of Proposal 3 in the Proxy Materials by noting that Mr. Shanghivi’s potential bonus of up to 100% of his annual fee will be assessed and calculated solely based on the Company’s performance, not his individual performance (given his role as a non-employee director) if Proposal 3 is approved.  In addition, Taro notes that, as a non-employee director, Mr. Shanghvi is not entitled to severance from Taro, unless otherwise required by applicable statutory law.
Supplemental Compensation Information for Proposal 4
As described in the Proxy Materials, Proposal 4 for the Meeting is as follows:
“Approval of the following remuneration for Mr. Sudhir Valia, as a director of the Company, effective as of, and subject to, his re-election pursuant to Proposal 2: an annual fee in an amount of USD 560,134, an annual bonus in an amount of up to 100% of his annual fee, and a per meeting fee equal to the consideration paid by the Company to its External Directors per meeting of the Board of Directors and any committee thereof, exclusive of reimbursement of any expenses for attending such meetings.”

Taro hereby supplements the description of Proposal 4 in the Proxy Materials by noting that Mr. Valia’s potential bonus of up to 100% of his annual fee will be assessed and calculated solely based on the Company’s performance, not his individual performance (given his role as a non-employee director) if Proposal 4 is approved.  In addition, Taro notes that, as a non-employee director, Mr. Valia is not entitled to severance from Taro, unless otherwise required by applicable statutory law.
Supplemental Compensation Information for Proposal 6
As described above in “Required Vote for Approval of Proposal 6” in this Form 6-K, if Proposal 6 is approved by the requisite special majority, Mr. Uday Baldota, in his role as Chief Executive Officer of the Company, will be entitled to an annual salary in an amount of USD 800,000, and an annual bonus in an amount of up to 50% of his annual salary.
Taro hereby supplements the description of Proposal 6 in the Proxy Materials by noting that Mr. Baldota’s proposed compensation was determined on the basis of the methodology and external survey data described above under “Supplemental Information Concerning Renewed Compensation Policy Under Proposal 1— Compensation Determination.”  With respect to variable compensation in particular, Mr. Baldota’s potential bonus of up to 50% of his annual salary will be assessed (assuming that Proposal 6 is approved) based on the factors and criteria—both Company-wide and individual— that are described above under “Supplemental Information Concerning Renewed Compensation Policy Under Proposal 1— Variable Pay Determination.”
Taro furthermore notes that under his proposed compensation arrangement, Mr. Baldota is not currently contractually entitled to severance or other termination payments upon termination of his employment as our Chief Executive Officer. If, in the future, we pay Mr. Baldota any such severance or other termination payments, any such payments will be within the limits prescribed by the Taro Office Holders Compensation Policy (as described above under “Supplemental Information Concerning Renewed Compensation Policy Under Proposal 1— Severance”).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  December 19, 2016

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Subramanian Kalyanasundaram
Name:	Subramanian Kalyanasundaram
Title:	Chief Executive Officer and Director